FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 2, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 2, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Posts Q4 and FY 2006 Financials

(Vancouver, Canada) April 2nd, 2007 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today reported fourth quarter sales of $5.42 million, gross margins of 48%, and a net profit of $0.53 million, or $0.01 earning per share on a diluted basis. For the same period last year, the Company had reported sales of $4.72 million, gross margins of 32%, and a net loss of $2.08 million, or a loss per share of $0.05 on a diluted basis.

“We turned a profit in the fourth quarter, both, by growing the top line and by rationalizing our cost structure. I am particularly pleased that we were able to increase earnings per share by five cents in a single quarter,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

Q4 Results

The company reported $5.42 million in fourth quarter sales of which the Satellite Systems business unit generated $3.13 million; and the Microwave Products business unit produced $2.30 million.

The overall gross margin of 48% was helped by the introduction of new microwave and satellite systems products.

Operating expenses were rationalized significantly following a management change in September. These expenses were reduced to $1.79 million from $2.66 million in the third quarter. Consequently, sales, general and administrative expenses, the biggest contributor to this improvement, decreased to $1.51 million in the fourth quarter from $2.01 million in the third quarter.

FY 2006 Results

Sales, for the year ended December 31, 2006, were $15.26 million, down 15.8% from $18.12 million in the previous year.  Sales of Microwave Products, at $9.00 million, were down by 11% from 2005, due to price erosion. Meanwhile, sales of Satellite Systems, at $6.26 million, were down by 22% from 2005, despite a strong fourth quarter. Delays in U.S. government spending depressed sales in the Satellite Systems business unit for much of the first three quarters; substantial improvements were realized in the fourth quarter as sales in the government sector improved and the company’s channel partners became increasingly effective.

The overall gross margin was 41% compared to 45% during the same period last year. The gross margin for Microwave Products was 43% in line with the 45% reported in the prior year. The gross margin for the Satellite Systems business unit declined to 38% in 2006 from 44% in 2005, mainly due to a physical count variance and an obsolescence provision of $1.9 million.

Total operating costs, at $10.02 million, were 20% lower than the same period in the previous year. Compared to the previous year, the selling, general and administrative expense, at $7.74 million, was 20% lower; the product development expense, at $1.77 million, was 22% lower; and the amortization expense, at $0.50 million, was 19% lower.

The Company’s net loss for the year ended December 31, 2006, narrowed to $4.40 million from $5.89 million as the company realized the benefits of its expense rationalization efforts.

Conference Call

The Company will be conducting a conference call with Dr. Amiee Chan, President and Chief Executive Officer, at 2:00 p.m. PST on Tuesday, April 3rd to discuss these results and to present additional information about the Company's business and plans for 2007. Interested parties may call in at 1-780-409-1668 or at 1-800-525-6384 from within North America. The conference code is 4725268.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2006, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com